Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$191,428	$223,129	$160,904	$417	$28,371
Fixed charges(1)
Interest expense	6,800	7,106	7,369	7,119	6,690
Amortization of debt issuance cost	436	421	506	399	369
Interest included in rental expense	918	899	992	1,071	1,009
Total fixed charges	$8,154	$8,426	$8,867	$8,589	$7,625
Earnings(2)	$199,582	$231,555	$169,771	$9,006	$35,996
Ratio of earnings to fixed charges	24.5	27.5	19.1	1.1	4.7
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(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)       “Earnings” consist of income from continuing operations before income taxes plus fixed charges.